VIA EDGAR

August 29, 2013

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Application for Withdrawal of Registration Statement on Form N-2
Arden Macro Fund, L.L.C.
File Nos. 333-180882 and 811-22702

Ladies and Gentlemen:

Arden Macro Fund, L.L.C. (the “Fund”), a Delaware limited liability company, hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its registration statement on Form N-2 (File Nos. 333-180882 and 811-22702) filed on April 23, 2012 under the Securities Act and the Investment Company Act of 1940, as amended (the "1940 Act") (the "Registration Statement"). The Board of Managers of the Fund has determined not to commence operations of the Fund, and therefore to abandon the registration of the Fund. The Fund also intends to deregister under the 1940 Act by filing for an order declaring that the Fund has ceased to be an investment company on Form N-8F.

Please provide the Fund with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Fund is (212) 446-2050, Attn: Craig Krawiec. Pursuant to paragraph (b) of Rule 477 of the Act, we understand that this request for withdrawal will be deemed granted as of the date of the filing of this letter unless we are otherwise notified within 15 calendar days of the filing of this letter.

If you have any questions concerning the foregoing, please contact Karen Spiegel, Esq. of Schulte Roth & Zabel LLP, counsel to the Fund, at (212) 756-2192.

Very truly yours,

Arden Macro Fund, L.L.C.

By: /s/ Craig Krawiec
Name: Title:	Craig Krawiec President